UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2018

Commission File Number: 001-36515

Materialise NV

Technologielaan 15

3001 Leuven

Belgium

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒                Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

This Form 6-K is incorporated by reference into the registrant’s Registration Statement on Form F-3 (File No. 333-226006).

On July 23, 2018, Materialise NV (“Materialise” or the “Company”) entered into an underwriting agreement (the “Underwriting Agreement”) with Piper Jaffray & Co., as representative of the several underwriters (the “Underwriters”) in connection with the public offering, issuance and sale of 3,000,000 American Depositary Shares (“ADSs”), each representing one ordinary share with no nominal value per share of the Company, at the public offering price of $13.00 per ADS, less underwriting discounts and commissions, pursuant to an effective registration statement on Form F-3 (File No. 333-226006) and a related prospectus supplement (the “Prospectus Supplement”) filed with the Securities and Exchange Commission. Under the terms of the Underwriting Agreement, Materialise granted the Underwriters an option, exercisable for 30 days from the date of the Prospectus Supplement, to purchase up to 450,000 additional ADSs from the Company at the public offering price, less underwriting discounts and commissions.

The Underwriting Agreement contains customary representations, warranties and agreements by the Company, conditions to closing, indemnification obligations of the Company and the Underwriters, including for liabilities under the Securities Act of 1933, as amended, and termination provisions.

The offering closed on July 26, 2018. Materialise received net proceeds from the offering of approximately $35.5 million, after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company.

The above description of the Underwriting Agreement is qualified in its entirety by reference to the Underwriting Agreement, a copy of which is filed as Exhibit 1.1 hereto and is incorporated herein by reference.

EXHIBIT INDEX

Exhibit	Description

1.1	Underwriting Agreement, dated July 23, 2018 among Materialise and Piper Jaffray & Co., as representative on behalf of the Underwriters

5.1	Opinion of Clifford Chance LLP

8.1	Opinion of Clifford Chance US LLP

8.2	Opinion of Clifford Chance LLP

23.1	Consent of Clifford Chance LLP (included in Exhibit 5.1)

23.2	Consent of Clifford Chance US LLP (included in Exhibit 8.1)

23.3	Consent of Clifford Chance LLP (included in Exhibit 8.2)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MATERIALISE NV

By:	/s/ Wilfried Vancraen
Name: Wilfried Vancraen
Title: Chief Executive Officer

Date: July 26, 2018